Exhibit 99.1

Cazoo Provides Year-to-Date Business Performance Update

Strong progress on GPU with significant QoQ improvement

Restructuring on track and to be completed by end March

COO appointment draws on deep automotive experience

●	January & February retail GPU tracking at ~£900, up from ~£600 during Q4 2022

●	Cash reserves remain strong with £225m+ cash/cash equivalents at end February

●	Rightsizing of headcount and operations on target to complete before end of March

●	Appointment of Jonathan Dunkley as Chief Operating Officer from end of March

London and New York, March 7, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, provides an update on its business performance since the start of the year and its progress with the business restructuring announced in January.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “I am very pleased with our progress and performance so far in 2023 despite the challenging economic backdrop. Strong results year-to-date are driven by the swift and decisive management action to progress with restructuring of the Group. We are executing at pace on our revised plan to rapidly improve our unit economics, reduce our fixed cost base and maximize our cash runway. The rightsizing of our headcount and operational footprint is well progressed and we expect to complete the restructuring before the end of Q1 2023. At the same time, we have seen significant improvement in our GPU, given the renewed focus on our unit economics.

“Our January and February retail sales volumes and revenues were in line with expectations and, as we focus on unit economics, we continue to notably improve our retail GPU which is tracking at ~£900 so far this year, up from ~£600 in Q4 2022. The fact that we have now sold well over 100,000 cars entirely online in the UK in the three years since launch demonstrates the continued consumer shift online as they embrace the transparency and convenience of our market-leading digital used car buying and selling experience.

“We remain fully focused on continuing to drive higher profitability from our operations and I am delighted to announce that Jonathan Dunkley, who has been working as a strategic advisor to Cazoo over the past 18 months, will be appointed as Chief Operating Officer with effect from the end of March. Jonathan brings over 20 years of automotive experience and leadership in the used car industry to our team having formerly been CEO of CarShop and an Executive Board member of Sytner Group.

“Our cash reserves remain strong with over £225m of cash and cash equivalents as at the end of February. We remain on track to achieve our goal of reaching profitability, without the need to raise further external funding until H2 2024 and continue to expect to end 2023 with over £100m of cash and cash equivalents on our balance sheet and to sell 40,000-50,000 UK retail units in the current year. We will provide a further business update when we report 2022 full year and Q4 results.”

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long-term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; (17) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement

The financial results as of and for the three months ended December 31, 2022, presented in this announcement are preliminary and unaudited. Our actual results may differ from these preliminary and unaudited results due to the completion of our financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this press release and the time that financial results for the three months and full year ended December 31, 2022, are finalized. Our actual results for the three months ended December 31, 2022, may differ materially from the preliminary and unaudited results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. In addition, the financial results as of and for the two months ended February 28, 2023 presented in this announcement are preliminary and unaudited. Our actual results may differ materially from these preliminary and unaudited results and are not necessarily indicative of the results to be expected for the three months ended March 31, 2023, or for any future period. Accordingly, you should not place undue reliance upon this information. Preliminary financial results are subject to risks and uncertainties, many of which are not within our control. The preliminary and unaudited results included herein have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com